Exhibit 21.1

SUBSIDIARIES OF HUNTINGTON INGALLS INDUSTRIES, INC.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
Titan II Inc.	Delaware	100%
AMSEC LLC	Delaware	100%
Continental Maritime of San Diego, Inc.	California	100%
Fleet Services Holding Corp.	Delaware	100%
Huntington Ingalls Incorporated	Virginia	100%
Huntington Ingalls Industries International Shipbuilding, Inc.	Nevada	100%
Ingalls Shipbuilding, Inc.	Delaware	100%
Newport News Energy Company	Virginia	100%
Newport News Industrial Corporation	Virginia	100%
Newport News Nuclear Inc.	Virginia	100%
Newport News Reactor Services, Inc.	Virginia	100%
Newport News Shipbuilding and Dry Dock Company	Delaware	100%
Avondale Industries, Inc.	Delaware	100%

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